

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Fabian Monaco
President and Director
Wolverine Partners Corp.
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, ON M5K 0A1 Canada

>   **Re: Wolverine Partners Corp.**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted April 28, 2020**
>   **CIK No. 0001810254**

Dear Mr. Monaco:

Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your offering statement does not include audited financial statements for the fiscal year ended December 31, 2019 or an auditor's report as required by paragraph (c) of Part F/S of Form 1-A.

We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Irene Paik at 202-551-6553 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Frank Borger Gilligan